1940 Act

Rule 24b-2

VIA EDGAR

Rule 24b-2 Attachments

1.	IPFLLTR-C-P1

2.	IPFLLTR-IME-P1

3.	IPFLLTR-RMD-SWP-P1

4.	IPFLOAFM_Offer-acceptance form

5.	IPFLOAFM-IME_Offer-acceptance form

6.	IPFLFLDR

7.	IPFL Public Site Mockup

8.	IPFLLTR-B-P1

9.	IPFLLTR-FR-P1

10.	IPFLFAQ-B

John Hancock Life Insurance Company (U.S.A.) PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

February 26, 2021	OFFER PERIOD:

Offer expires and Offer Acceptance Form must be postmarked by

May 27, 2021

{Full Name}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{Street Address 4}

{City}, {State} {Zip}

Re: Offer for Contract Owners of Income Plus For Life® Series Riders (“IPFL Rider”)

Dear {Salutation}:

For a limited time, John Hancock would like to offer you an option that might better align with your current needs. When you purchased your Income Plus For Life® Series Rider (“IPFL Rider”) with your {product name} Variable Annuity, you did so based on your expected financial needs and goals at that time. We understand that as circumstances change, financial needs and goals can change as well.

We are offering you the opportunity to voluntarily terminate your IPFL Rider and any Guaranteed Death Benefits along with their associated fees and restrictions (the “Offer”). Apart from this limited-time Offer, you are not generally permitted to terminate your IPFL Rider without surrendering your entire Contract. The Offer allows you to unlock value in your guaranteed benefits. Specifically, upon acceptance of the Offer, in addition to all Rider charges being terminated, your Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under your Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments, except on Venture Vantage Contracts.[3]

In light of potential market volatility and the ongoing economic impact related to the world health crisis, you should consult with your financial representative to determine whether this Offer may be right for you, or whether the guarantees under your IPFL Rider may still be your best option. Upon acceptance of the Offer, your Contract will still be subject to continuing Contract charges and fees as set forth in your Annuity Prospectus.

Upon acceptance of this Offer, your Contract may also receive an “Enhancement Amount” added to your Contract Value. Please refer to the box below for your Enhancement Amount, if any. If you are not eligible for an Enhancement Amount, your amount will read “$0.00.” For your information, we have included the IPFL Rider fees you paid during your most recent Contract Year. You also might have incurred fees related to your Guaranteed Death Benefit. See the enclosed Prospectus Supplement for these fees and for details regarding how the Enhancement Amount is calculated.

For your reference, for Contract Number ending in {Last 4 of Contract Number}, as of December 31, 2020:

•	Enhancement Amount to be added to your Contract Value upon acceptance of this Offer: ${enhancement amount}

•	Your Contract Value was: ${contract value}

•	Total IPFL Rider fees charged for your past Contract Year: ${total fees paid}

NOTE: While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to you and posted on our website at www.jhannuities.com/GMWB.

If you accept this Offer, your IPFL Rider and any Guaranteed Death Benefits will fully terminate. Your Contract will not terminate. Once you accept this Offer, your Death Benefit will equal your Contract Value.

If your IPFL Rider currently employs the Portfolio Stabilization Process (“PSP”), this feature will cease upon acceptance of this Offer.

Please refer to your {product name} Prospectus and the enclosed Prospectus Supplement for specific details regarding this Offer. They include important information on your current benefits and other factors to consider in deciding whether to terminate your IPFL Rider and applicable Guaranteed Death Benefits, including the possibility for increases in current Rider fee charges. Your Prospectus can be viewed by registering and/or logging in to your online account at www.jhannuities.com or by calling 1-844-235-0157 for a free copy.

The Prospectus Supplement also discloses the tax implications of accepting this Offer. We strongly recommend that you discuss this Offer with your financial representative, tax and/or legal professional to see if it is right for you. This Offer may be beneficial for some but not for others. We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer.

We reserve the right to reject any request to accept the Offer if it is not received in Good Order or you have not met the terms and conditions of the Offer. We may modify, suspend, or withdraw the Offer, including the Enhancement Amount, at any time prior to receiving your acceptance in Good Order. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving your acceptance in Good Order. If we receive your acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor your acceptance as submitted. Please refer to the enclosed Prospectus Supplement for more details.

To accept this Offer, call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization.4 You can also accept this Offer via one of the following methods:

•	Go online at www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.[4]

•	Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

If you decide to accept this Offer, we must receive your acceptance in Good Order by May 27, 2021. If you are accepting by mail, your acceptance must be postmarked by May 27, 2021. Once you have accepted this Offer, your acceptance cannot be rescinded. We will not reinstate your IPFL Rider and/or applicable Guaranteed Death Benefit(s) at a later date.

If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect.

If you have any questions, please call us at 1-844-235-0157. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-P1 (2/21)	MLI092920273

Sincerely,

John Hancock Annuities

Enclosures:	Prospectus Supplement Offer Acceptance Form Return Envelope

1

Whether you accept this Offer or not, your Contract will continue to require prior approval of Additional Purchase Payments if your Contract Value exceeds $1 million at the time of payment or if your Contract Value is less than $1 million and the Additional Purchase Payment would cause your Contract Value to exceed $1 million.

2

Whether you accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.
4	The options to provide an authorization either over the phone or online are not available for entity-owned Contracts.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-P1 (2/21)	MLI092920273

John Hancock Life Insurance Company (U.S.A.) PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

February 26, 2021	OFFER PERIOD:

Offer expires and Offer Acceptance Form must be postmarked by

May 27, 2021

{Full Name}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{Street Address 4}

{City}, {State} {Zip}

Re: Offer for Contract Owners of Income Plus For Life® Series Riders (“IPFL Rider”)

Dear {Salutation}:

For a limited time, John Hancock would like to offer you an option that might better align with your current needs. When you purchased your Income Plus For Life® Series Rider (“IPFL Rider”) with your {product name} Variable Annuity, you did so based on your expected financial needs and goals at that time. We understand that as circumstances change, financial needs and goals can change as well.

We are offering you the opportunity to voluntarily terminate your IPFL Rider and any Guaranteed Death Benefits along with their associated fees and restrictions (the “Offer”). Apart from this limited-time Offer, you are not generally permitted to terminate your IPFL Rider without surrendering your entire Contract. The Offer allows you to unlock value in your guaranteed benefits. Specifically, upon acceptance of the Offer, in addition to all Rider charges being terminated, your Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under your Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments, except on Venture Vantage Contracts.[3]

In light of potential market volatility and the ongoing economic impact related to the world health crisis, you should consult with your financial representative to determine whether this Offer may be right for you, or whether the guarantees under your IPFL Rider may still be your best option. Upon acceptance of the Offer, your Contract will still be subject to continuing Contract charges and fees as set forth in your Annuity Prospectus.

Upon acceptance of this Offer, your Contract may also receive an “Enhancement Amount” added to your Contract Value. Please refer to the box below for your Enhancement Amount, if any. If you are not eligible for an Enhancement Amount, your amount will read “$0.00.” For your information, we have included the IPFL Rider fees you paid during your most recent Contract Year. You also might have incurred fees related to your Guaranteed Death Benefit. See the enclosed Prospectus Supplement for these fees and for details regarding how the Enhancement Amount is calculated.

For your reference, for Contract Number ending in {Last 4 of Contract Number}, as of December 31, 2020:

•	Enhancement Amount to be added to your Contract Value upon acceptance of this Offer: ${enhancement amount}

•	Your Contract Value was: ${contract value}

•	Total IPFL Rider fees charged for your past Contract Year: ${total fees paid}

NOTE: While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to you and posted on our website at www.jhannuities.com/GMWB.

If you accept this Offer, your IPFL Rider and any Guaranteed Death Benefits will fully terminate. Your Contract will not terminate. Once you accept this Offer, your Death Benefit will equal your Contract Value.

If your IPFL Rider currently employs the Portfolio Stabilization Process (“PSP”), this feature will cease upon acceptance of this Offer.

Please refer to your {product name} Prospectus and the enclosed Prospectus Supplement for specific details regarding this Offer. They include important information on your current benefits and other factors to consider in deciding whether to terminate your IPFL Rider and applicable Guaranteed Death Benefits, including the possibility for increases in current Rider fee charges. Your Prospectus can be viewed by registering and/or logging in to your online account at www.jhannuities.com or by calling 1-844-235-0157 for a free copy.

The Prospectus Supplement also discloses the tax implications of accepting this Offer. We strongly recommend that you discuss this Offer with your financial representative, tax and/or legal professional to see if it is right for you. This Offer may be beneficial for some but not for others. We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer.

We reserve the right to reject any request to accept the Offer if it is not received in Good Order or you have not met the terms and conditions of the Offer. We may modify, suspend, or withdraw the Offer, including the Enhancement Amount, at any time prior to receiving your acceptance in Good Order. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving your acceptance in Good Order. If we receive your acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor your acceptance as submitted. Please refer to the enclosed Prospectus Supplement for more details.

To accept this Offer, call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization.4 You can also accept this Offer via one of the following methods:

•	Go online at www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.[4]

•	Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

If you decide to accept this Offer, we must receive your acceptance in Good Order by May 27, 2021. If you are accepting by mail, your acceptance must be postmarked by May 27, 2021. Once you have accepted this Offer, your acceptance cannot be rescinded. We will not reinstate your IPFL Rider and/or applicable Guaranteed Death Benefit(s) at a later date.

According to our records, you are currently enrolled in the Income Made Easy withdrawal program.

Upon acceptance of this Offer, this program will terminate. You can elect to enroll in a systematic withdrawal program with an income amount identical to the amount you are currently receiving with the Income Made Easy program. Please refer to section 2 of the enclosed Offer Acceptance Form.

If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-IME-P1 (2/21)	MLI092920272

If you have any questions, please call us at 1-844-235-0157. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Enclosures:	Prospectus Supplement Offer Acceptance Form Return Envelope

1

Whether you accept this Offer or not, your Contract will continue to require prior approval of Additional Purchase Payments if your Contract Value exceeds $1 million at the time of payment or if your Contract Value is less than $1 million and the Additional Purchase Payment would cause your Contract Value to exceed $1 million.

2

Whether you accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.
4	The options to provide an authorization either over the phone or online are not available for entity-owned Contracts.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-IME-P1 (2/21)	MLI092920272

John Hancock Life Insurance Company (U.S.A.) PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

February 26, 2021	OFFER PERIOD:

Offer expires and Offer Acceptance Form must be postmarked by

May 27, 2021

{Full Name}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{Street Address 4}

{City}, {State} {Zip}

Re: Offer for Contract Owners of Income Plus For Life® Series Riders (“IPFL Rider”)

Dear {Salutation}:

For a limited time, John Hancock would like to offer you an option that might better align with your current needs. When you purchased your Income Plus For Life® Series Rider (“IPFL Rider”) with your {product name} Variable Annuity, you did so based on your expected financial needs and goals at that time. We understand that as circumstances change, financial needs and goals can change as well.

We are offering you the opportunity to voluntarily terminate your IPFL Rider and any Guaranteed Death Benefits along with their associated fees and restrictions (the “Offer”). Apart from this limited-time Offer, you are not generally permitted to terminate your IPFL Rider without surrendering your entire Contract. The Offer allows you to unlock value in your guaranteed benefits. Specifically, upon acceptance of the Offer, in addition to all Rider charges being terminated, your Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under your Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments, except on Venture Vantage Contracts.[3]

In light of potential market volatility and the ongoing economic impact related to the world health crisis, you should consult with your financial representative to determine whether this Offer may be right for you, or whether the guarantees under your IPFL Rider may still be your best option. Upon acceptance of the Offer, your Contract will still be subject to continuing Contract charges and fees as set forth in your Annuity Prospectus.

Upon acceptance of this Offer, your Contract may also receive an “Enhancement Amount” added to your Contract Value. Please refer to the box below for your Enhancement Amount, if any. If you are not eligible for an Enhancement Amount, your amount will read “$0.00.” For your information, we have included the IPFL Rider fees you paid during your most recent Contract Year. You also might have incurred fees related to your Guaranteed Death Benefit. See the enclosed Prospectus Supplement for these fees and for details regarding how the Enhancement Amount is calculated.

For your reference, for Contract Number ending in {Last 4 of Contract Number}, as of December 31, 2020:

•	Enhancement Amount to be added to your Contract Value upon acceptance of this Offer: ${enhancement amount}

•	Your Contract Value was: ${contract value}

•	Total IPFL Rider fees charged for your past Contract Year: ${total fees paid}

NOTE: While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to you and posted on our website at www.jhannuities.com/GMWB.

If you accept this Offer, your IPFL Rider and any Guaranteed Death Benefits will fully terminate. Your Contract will not terminate. Once you accept this Offer, your Death Benefit will equal your Contract Value.

If your IPFL Rider currently employs the Portfolio Stabilization Process (“PSP”), this feature will cease upon acceptance of this Offer.

Please refer to your {product name} Prospectus and the enclosed Prospectus Supplement for specific details regarding this Offer. They include important information on your current benefits and other factors to consider in deciding whether to terminate your IPFL Rider and applicable Guaranteed Death Benefits, including the possibility for increases in current Rider fee charges. Your Prospectus can be viewed by registering and/or logging in to your online account at www.jhannuities.com or by calling 1-844-235-0157 for a free copy.

The Prospectus Supplement also discloses the tax implications of accepting this Offer. We strongly recommend that you discuss this Offer with your financial representative, tax and/or legal professional to see if it is right for you. This Offer may be beneficial for some but not for others. We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer.

We reserve the right to reject any request to accept the Offer if it is not received in Good Order or you have not met the terms and conditions of the Offer. We may modify, suspend, or withdraw the Offer, including the Enhancement Amount, at any time prior to receiving your acceptance in Good Order. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving your acceptance in Good Order. If we receive your acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor your acceptance as submitted. Please refer to the enclosed Prospectus Supplement for more details.

To accept this Offer, call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization.4 You can also accept this Offer via one of the following methods:

•	Go online at www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.[4]

•	Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

If you decide to accept this Offer, we must receive your acceptance in Good Order by May 27, 2021. If you are accepting by mail, your acceptance must be postmarked by May 27, 2021. Once you have accepted this Offer, your acceptance cannot be rescinded. We will not reinstate your IPFL Rider and/or applicable Guaranteed Death Benefit(s) at a later date.

According to our records, you are currently enrolled in either a systematic withdrawal or required minimum distribution program. Upon acceptance of this Offer, the program active on your Contract will continue as scheduled. If you wish to stop or modify your program, please call us at the number below.

If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-RMD-SWP-P1 (2/21)	MLI092920274

If you have any questions, please call us at 1-844-235-0157. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Enclosures:	Prospectus Supplement
Offer Acceptance Form
Return Envelope

1

Whether you accept this Offer or not, your Contract will continue to require prior approval of Additional Purchase Payments if your Contract Value exceeds $1 million at the time of payment or if your Contract Value is less than $1 million and the Additional Purchase Payment would cause your Contract Value to exceed $1 million.

2

Whether you accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.
4	The options to provide an authorization either over the phone or online are not available for entity-owned Contracts.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLLTR-C-RMD-SWP-P1 (2/21)	MLI092920274

Offer Acceptance Form John Hancock Life Insurance Company (U.S.A.) (“John Hancock”)

Instructions

Use this form to accept our offer to terminate your Income Plus For Life® Series Rider (“IPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value (the “Offer”). Please refer to the Offer Letter and other materials sent to you for more information and to view your Enhancement Amount, if any.

Did you know you can accept this Offer over the phone? Call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization or for any questions. If the Contract is co-owned, both Contract Owners must call.

Important: The option to provide authorization over the phone is not available for entity-owned Contracts.

1. Information about you

Contract Owner(s) information:

Contract Number (refer to Offer letter)	Owner’s name (or Custodian’s name) (First, MI, Last)	Co-Owner’s name (First, MI, Last) (if applicable)

Phone number	Mobile number	Email address

Financial representative’s name (if applicable)		Financial representative’s phone number

2. Authorization and acceptance

By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:

•	My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
•	I received and reviewed the Prospectus Supplement for this Offer.
•	My Contract will not terminate.
•	My IPFL Rider and any Guaranteed Death Benefits will fully terminate.
•	I cannot revoke my acceptance of this Offer once my acceptance is processed. My IPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
•	The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
•	My Enhancement Amount, if any, is the amount stated in my Offer Letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
•	Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
•	I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
•

John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.

If you are signing on behalf of an entity or other individual (i.e., Trustee, Power of Attorney (“POA”), Guardian), please indicate your title by checking the appropriate box below your signature.

Signature of Owner (or fiduciary)	Today’s Date (MM/DD/YYYY)

Title (please check appropriate box, if applicable):☐ Trustee ☐ Power of Attorney ☐ Guardian	☐ Other

Signature of Co-Owner (or fiduciary) (if applicable)	Today’s Date (MM/DD/YYYY)

Title (please check appropriate box, if applicable):☐ Trustee ☐ Power of Attorney ☐ Guardian	☐ Other

Mail this form to: John Hancock Annuities Service Center To fax this form: 1-617-663-3160
PO Box 55444, Boston, MA 02205-5444

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York).

IPFLOAFM (1/21)	1 of 1

Offer Acceptance Form John Hancock Life Insurance Company (U.S.A.) (“John Hancock”)

Instructions

Use this form to accept our offer to terminate your Income Plus For Life® Series Rider (“IPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value (the “Offer”). Please refer to the Offer Letter and other materials sent to you for more information and to view your Enhancement Amount, if any.

Did you know you can accept this Offer over the phone? Call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization or for any questions. If the Contract is co-owned, both Contract Owners must call.

Important: The option to provide authorization over the phone is not available for entity-owned Contracts.

1. Information about you

Contract Owner(s) information:

Contract Number (refer to Offer letter)	Owner’s name (or Custodian’s name) (First, MI, Last)	Co-Owner’s name (First, MI, Last) (if applicable)

Phone number	Mobile number	Email address

Financial representative’s name (if applicable)		Financial representative’s phone number

2. Income Made Easy program

Important: Upon acceptance of this Offer, your Income Made Easy (IME) program will stop.

☐

Check this box if you would like to start a new systematic withdrawal program in an amount identical to your current IME program after you accept this Offer. The withdrawal amount, tax withholding, frequency, distribution date and delivery method would remain the same.

3. Authorization and acceptance

By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:

•	My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
•	I received and reviewed the Prospectus Supplement for this Offer.
•	My Contract will not terminate.
•	My IPFL Rider and any Guaranteed Death Benefits will fully terminate.
•	I cannot revoke my acceptance of this Offer once my acceptance is processed. My IPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
•	The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
•	My Enhancement Amount, if any, is the amount stated in my Offer Letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
•	Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
•	I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
•

John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.

If you are signing on behalf of an entity or other individual (i.e., Trustee, Power of Attorney (“POA”), Guardian), please indicate your title by checking the appropriate box below your signature.

Signature of Owner (or fiduciary)	Today’s Date (MM/DD/YYYY)

Title (please check appropriate box, if applicable):☐ Trustee ☐ Power of Attorney ☐ Guardian ☐	Other

Signature of Co-Owner (or fiduciary) (if applicable)	Today’s Date (MM/DD/YYYY)

Title (please check appropriate box, if applicable):☐ Trustee ☐ Power of Attorney ☐ Guardian ☐	Other

Mail this form to: John Hancock Annuities Service Center To fax this form: 1-617-663-3160
PO Box 55444, Boston, MA 02205-5444

Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York).

IPFLOAFM-IME (1/21)	1 of 1

John Hancock.

John Hancock Annuities Special Offer

For a limited time only, you can voluntarily terminate your Income Plus For Life Series Rider and any Guaranteed Death Benefits along with their associated fees and restrictions. You may also receive an Enhancement Amount to be added to your Contract Value.

To learn about this Offer	Read through all of the documents enclosed in this package. • Offer Letter

• Prospectus Supplement

• Offer Acceptance Form

Or visit us online at www.jhannuities.com/GMWB to view details and materials.

To determine if this Offer is right for you	Evaluate your Contract details and benefits. Go to www.jhannuities.com, register and/or log in to your online account, and click the “My Contracts” tab and applicable Contract Number to:

• View your Contract, Rider and death benefit details and values

• Download and view your variable annuity prospectus

Discuss this Offer and your financial situation with your financial representative, tax and/or legal professional.

We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer.

We are here to help	If you have any questions about this Offer, please contact us weekdays between 8:00 a.m. and 6:00 p.m. Eastern Time, at 1-844-235-0157.

If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect.

If you decide this Offer is right for you, call us to accept over the phone:

- Click the green "Submit Online" button next to the Offer Acceptance Form.
- Follow the step-by-step instructions.

John Hancock

Insurance products are issued by: John Hancock Life Insurance Company (U.S.A.), Boston, MA 02210 (not licensed in New York) and securities are offered through John Hancock Distributors LLC through other broker/dealers that have a selling agreement with John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLFLDR 9/20

MLI090220019

Special Offer For Annuity Contract Owners | John Hancock

John Hancock is offering eligible variable annuity Contract Owners the opportunity to voluntarily terminate their Income Plus For Life® Series Riders (“IPFL Rider”) and any Guaranteed Death Benefits along with their associated fees and restrictions (the “Offer”).

Specifically, upon acceptance of the Offer, a Contract Owner’s IPFL Rider and Guaranteed Death Benefit(s) will terminate, and in addition to all Rider charges being terminated, the Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under their Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments except on Venture Vantage Contracts.[3]

Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value. Specific Enhancement Amount information is noted in the Offer Letter mailed to each Contract Owner.

Without this limited-time Offer, Contract Owners are not generally permitted to terminate their IPFL Rider without surrendering their entire Contract. Please refer to the applicable product Prospectus and the Prospectus Supplement (linked below) for additional details regarding this Offer. They include important information on your current benefits and other factors to consider in deciding whether to terminate your IPFL Rider and applicable Guaranteed Death Benefits.

Special Offer For Annuity Contract Owners | John Hancock

1 Whether the Offer is accepted or not, the Contract will continue to require prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

2 Whether the Offer is accepted or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3 Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.

Offer Acceptance Forms

Offer Acceptance Form – Contract with IME program

Use this form if you wish to accept this Offer and your Contract is currently enrolled in the Income Made Easy (IME) program.

NOTE: The option to submit online is not available for entity-owned Contracts.

Offer Acceptance Form – Contract with no IME program

Use this form if you wish to accept this Offer and your Contract is NOT currently enrolled in the Income Made Easy (IME) program.

NOTE: The option to submit online is not available for entity-owned Contracts.

Special Offer For Annuity Contract Owners | John Hancock

Additional Offer Information

Prospectus Supplement

View the Prospectus Supplement for additional details regarding this Offer, your current benefits, and tax implications.

How to accept this Offer

Phone

Call 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization (not an available option for entity-owned Contracts).

Online

Click the “Client online submission” button next to the applicable Offer Acceptance Form (not an available option for entity-owned Contracts).

Mail

Mail the applicable Offer Acceptance Form via regular mail using the return envelope provided to you or by using your own envelope and mailing to:

Special Offer For Annuity Contract Owners | John Hancock

John Hancock Life Insurance Company (U.S.A.)

PO Box 55444

Boston, MA 02205-5444

Fax

Fax the applicable Offer Acceptance Form to 1-617-663-3160.

Eligible products

Venture, Venture III, Venture 4, Venture 4 Series, Venture 7 Series, Venture Vantage and Venture Vision Variable Annuity Contracts (“Venture Annuities”) with one of the following Income Plus For Life (IPFL) Series Riders:

•	IPFL (Annual Step-Up)

•	IPFL (Annual Step-Up) — Joint Life

•	IPFL (Quarterly Step-Up)

•	IPFL (Quarterly Step-Up) — Joint Life

•	IPFL 12.08

•	IPFL — Joint Life 12.08

•	IPFL 05.0

•	9 IPFL — Joint Life 05.09

•	IPFL 1.11

•	IPFL — Joint Life 1.11

•	IPFL 06.11

•	IPFL — Joint Life 06.11

Special Offer For Annuity Contract Owners | John Hancock

States currently eligible for offer

Listed below are the states included in the first phase of the Offer.

AK, AL, AR, AZ, CA, CO, CT, DC, DE, FL, GA, IA, ID, IL, IN, KS, KY, LA, MA, ME, MI, MN, MO, MT, NC, ND, NM, NV, OH, OK, RI, SC, SD, TN, TX, UT, VT, WI, WV, WY

Eligible Contract Owners for remaining states will receive this Offer once state approval is obtained.

We’re here to help	For financial representatives	Need a copy of your prospectus?

If you have any	If you are a financial	Click here to
questions about this	representative and	register or log on to
Offer, please call us	wish to view more	your account. Under
at 1-844-235-0157	specific information	the “My Contracts”
weekdays between	related to this Offer,	tab, click on the
8:00 a.m. to 6:00	please click here to	applicable contract
p.m. Eastern Time.	register or log in to	number then scroll
	your online account	down to “Important
We cannot	and click on the	Documents.”
recommend whether	Guaranteed
you should accept	Minimum Withdrawal
this Offer. We	Benefit (GMWB)
strongly recommend	Offer tab.
you discuss this
Offer with your
financial
representative, tax
and/or legal professional to see if it is right for you.

Special Offer For Annuity Contract Owners | John Hancock

Contact your financial consultant or log onto your account for more information, including a prospectus that contains complete details on investment objectives, risks, fees, charges and expenses as well as other information about the investment company. The prospectus contains this and other information on the product and the underlying portfolios.

Income Plus For Life Series Riders (“IPFL Rider”) is an optional guaranteed minimum withdrawal benefit that was available for an additional annual fee assessed on the adjusted Benefit Base and deducted from Contract Value. The annual fee varies by Rider:

Income Plus For Life (Annual Step-Up)	0.60%
Income Plus For Life (Annual Step-Up) – Joint Life	0.60%
Income Plus For Life (Quarterly Step-Up)	0.75%
Income Plus For Life (Quarterly Step-Up) – Joint Life	0.75%
Income Plus For Life 12.08	0.85%
Income Plus For Life — Joint Life 12.08	0.85%
Income Plus For Life 05.09	0.90%
Income Plus For Life — Joint Life 05.09	0.90%
Income Plus For Life 1.11	1.00%
Income Plus For Life — Joint Life 1.11	1.00%
Income Plus For Life 6.11	1.00%
Income Plus For Life — Joint Life 6.11	1.00%

The fee may increase upon Step-Up. The Owner may decline the Step-Up if the fee is increased. This fee is in addition to all Contract and asset management-related fees. IPFL could only be elected at issue, and once elected, is irrevocable except under this special Offer. Excess withdrawals may reduce the total guarantee. Annual guaranteed withdrawal amounts are not cumulative from year to year. See the prospectus for more details.

Withdrawals may be subject to withdrawal charges and will reduce the death benefit and optional benefits. In addition, withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1⁄2, a 10% federal penalty tax may also apply. Annuity Contracts contain exclusions, limitations, reductions of benefits and terms for keeping them in force.

Additional fees apply for Venture Annuities. The variable account asset fees vary by product: Venture, 1.00% for Contracts issued after May 2016 and 1.40% for Contracts issued prior to May 2016; Venture III, 1.65%; Venture 4, 1.65%; Venture 4 Series, 1.70%; Venture 7 Series, 1.15%; Venture Vantage, 1.55%; and Venture Vision, 1.65% for Contracts issued before February 12, 2007 and 1.70% for Contracts issued after February 12, 2007. Other fees include asset management related expenses and the annual administration fee (does not apply to Venture III and is waived for Contracts over $100,000). Venture Annuities and the optional riders are not available in all states; product features may vary, subject to state regulation. Annuities are long-term contracts designed for retirement purposes.

For use with policy form number series VENTURE.001, VENTURE.005, VENTURE.100, VENTURE.015 and VENTURE.11. Individual Contract form numbers may vary depending on state of issue. The tax-related information provided is general information only. John Hancock USA and its representatives do not provide tax advice. This material is not intended to be, nor shall it be interpreted or construed as, a recommendation or providing advice, impartial or otherwise. Investing involves risks, including the potential loss of principal. These products carry many individual risks, including some that are unique to each fund. Please see each fund’s prospectus to learn all of the risks associated with each investment.

Special Offer For Annuity Contract Owners | John Hancock

Annuities are not deposits or obligations of, or guaranteed by, any bank or financial institution. Annuities are not insured by the FDIC or any other agency. While variable annuities in general are subject to investment risks, the optional Income Plus For Life Riders provide a lifetime income guarantee based on a single life or on the lifetime durations of two Covered Persons.

Clients should carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For more information, including a prospectus that contains complete details on investment objectives, risks, fees, charges and expenses as well as other information about the investment company, visit us at www.johnhancock.com/annuities. The prospectus contains this and other information on the product and the underlying portfolios.

MLINY012021941-1

Special Offer For Annuity Contract Owners | John Hancock

Manulife Global | Manulife Investments | Manulife Real Estate | Manulife Re |© 2020 John Hancock | Stock Price | Privacy & Security | Fraud Center | Legal | Accessibility |

John Hancock Life Insurance Company (U.S.A.) PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

February 5, 2021

{Firm Name}

Attn: {Attention}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{City}, {State} {Zip}

Re: Offer for Contract Owners of Income Plus For Life Series Riders (“IPFL Rider”)

Dear {Attention}:

We are pleased to announce that John Hancock is offering eligible variable annuity Contract Owners the opportunity to voluntarily terminate their IPFL Rider along with its associated fees and restrictions (“the Offer”). Accepting this Offer also requires Contract Owners to give up their IPFL Rider guaranteed benefits and Guaranteed Death Benefit(s), all or any of which may be valuable to them. In light of potential market volatility and the ongoing economic impact related to the world health crisis, we recommend that your financial representatives consult with their eligible clients to determine whether this Offer may be right for them, or whether the guarantees under their IPFL Rider may still be their best option.

Specifically, upon acceptance of the Offer, a Contract Owner’s IPFL Rider and Guaranteed Death Benefit(s) will be terminated, and their Contract will no longer be subject to:

•	charges for the IPFL Rider and for any applicable Guaranteed Death Benefit,

•	restrictions on Additional Purchase Payments under their Contract,[1]

•	restrictions on available Investment Options,[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments except on Venture Vantage Contracts.[3]

Apart from this limited-time Offer, Contract Owners are not generally permitted to terminate their IPFL Rider without surrendering their entire Contract. If your client accepts this Offer, their IPFL Rider and Guaranteed Death Benefits will fully terminate. Their Contract, however, will not terminate. Once they accept this Offer, the Death Benefit will equal their Contract Value.

Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC

On or about February 12, 2021, we will mail a letter to any of your financial representatives who have clients in the first phase of this Offer. This letter will include:

•	Full details of the Offer;

•	Names of their clients receiving the Offer along with Contract values and Enhancement Amounts as of December 31, 2020;

•	A sample Client Offer Letter;

•	A sample Offer Acceptance Form; and

•	The Prospectus Supplement, which includes additional details and factors to consider in deciding whether to accept this Offer, and the tax implications of accepting this Offer.

Clients will begin receiving their Offer letters starting on or about February 26, 2021.

Please refer to the attached Commission Schedule I, which is effective on and after February 26, 2021 for Contracts that accept the Offer. This Schedule applies only to Additional Purchase Payments made after acceptance of the Offer.

The Schedule provides a commission chargeback for full or partial withdrawals of Additional Purchase Payments submitted after acceptance of the Offer only. There are no changes to commissions for any Contract that does not accept the Offer, and there are no changes to commissions on existing Purchase Payments, including no changes to existing trail commissions, even if the Offer is accepted.

We appreciate your time and attention to this special Offer. For your convenience, we have enclosed answers to frequently asked questions and have set up a dedicated telephone number, 1-844-235-0157, for questions regarding this Offer. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time. In addition, we have a dedicated website for this Offer, www.jhannuities.com/GMWB, which contains Offer details, state eligibility and instructions on how to access specific Contract details for your clients.

Sincerely,

John Hancock Annuities

Enclosures:	Frequently Asked Questions Sample Financial Representative Letter Sample Client Letter Prospectus Supplement Commission Schedule I

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street,

Boston, MA 02116.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

IPFLLTR-B-P1 (1/21)	MLI092920270

1

Whether they accept this Offer or not, their Contract will continue to require prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

2

Whether they accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street,

Boston, MA 02116.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

IPFLLTR-B-P1 (1/21)	MLI092920270

John Hancock Life Insurance Company (U.S.A.) PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

February 12, 2021

{First Name} {Last Name}

{Street Address 1}

{Street Address 2}

{City}, {State} {Zip}

Re:

Offer for Contract Owners of Venture, Venture III, Venture 4, Venture 4 Series, Venture 7 Series, Venture Vantage and Venture Vision Variable Annuity Contracts with Income Plus For Life Series Riders (the “Offer”)

Dear {First Name} {Last Name}:

We are pleased to announce that for a limited time, John Hancock is offering eligible variable annuity Contract Owners the opportunity to voluntarily terminate their Income Plus For Life Series Rider (“IPFL Rider”) along with their associated fees and restrictions. Accepting this Offer also requires Contract Owners to give up their IPFL Rider guaranteed benefits and Guaranteed Death Benefit(s), all or any of which may be valuable to them. In light of potential market volatility and the ongoing economic impact related to the world health crisis, we recommend that you consult with your eligible clients to determine whether this Offer may be right for them, or whether the guarantees under their IPFL Rider may still be their best option.

Specifically, upon acceptance of the Offer, a Contract Owner’s IPFL Rider and Guaranteed Death Benefit(s) will terminate and in addition to all Rider charges being terminated, their Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under their Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments except on Venture Vantage Contracts.[3]

Upon acceptance of the Offer, the Contract will not terminate and will still be subject to continuing Contract charges and fees as set forth in the Annuity Prospectus.

Apart from this limited-time Offer, Contract Owners are not generally permitted to terminate their IPFL Rider without surrendering their entire Contract. If your client accepts this Offer, their IPFL Rider and Guaranteed Death Benefits will fully terminate. Their Contract, however, will not terminate. Once they accept this Offer, the Death Benefit will equal their Contract Value. If their IPFL Rider currently employs the Portfolio Stabilization Process (“PSP”), this feature will cease upon acceptance of this Offer.

Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value. Please refer to the enclosed Prospectus Supplement for details regarding how the Enhancement Amount is calculated.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

We plan to mail the Offer to Contract Owners in multiple phases, with the first phase of approved states beginning on or about February 26, 2021. The package your clients will receive will include:

•	A Client Offer Letter with full details of the Offer, as well as their current Contract Value, the Enhancement Amount,[4] if any, and total IPFL Rider fees charged in the past Contract Year;

•	An Offer Acceptance Form; and

•	The Prospectus Supplement, which includes specific Offer details and factors to consider in deciding whether to accept this Offer, and the tax implications of accepting this Offer.

Enclosed please find a sample of the Client Offer Letter and materials your clients will receive. Note these are sample drafts and do not represent their actual letters or acceptance forms, which may vary slightly. Also enclosed is a confidential list of your eligible clients included in the first phase of the Offer Period, with current Contract Values, and Enhancement Amounts, if any. The Offer Period will be open for approximately 90 days but may vary by state. The Offer Period will be indicated in the Offer Letter and the Offer expires at the end of the Offer Period.

If you are receiving this letter, but have no clients listed in the table, then you have clients with an IPFL Rider who may be included in a later phase. There is no action to be taken yet for those clients who may be included in a later phase. This letter is a courtesy to make you aware of the potential for Offers in a later phase if state approvals are obtained.

If your clients do not wish to accept this Offer, no action is required, and their Contract terms and any riders they elected will remain in effect.

The goal of our communication plan for the coming months is to ensure that you and your clients are provided with ongoing information and resources to ensure that each Contract Owner can make an informed decision about whether to accept the Offer. Accordingly, we have launched a dedicated website for this Offer for you and your clients to access, www.jhannuities.com/GMWB, which contains Offer details, state eligibility and instructions on how to access specific Contract details for your clients. In addition, you can find financial representative-specific information by logging in to your account on www.jhannuities.com and clicking on the GMWB Offer tab.

Lastly, we have set up a dedicated telephone number, 1-844-235-0157 for questions regarding this Offer. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Enclosures:	Sample Client Offer Letter
Sample Offer Acceptance Form
Prospectus Supplement

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street,

Boston, MA 02116.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

IPFLLTR-FR-P1 (1/21)	MLI092920275

1

Whether they accept this Offer or not, the Contract will continue to require prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

2

Whether they accept this Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc. and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Amount.

4

We reserve the right to reject any request to accept the Offer if it is not received in Good Order or the Contract Owner has not met the terms and conditions of the Offer. While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to Contract Owners and posted on our website at www.jhannuities.com/GMWB. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving an acceptance in Good Order. If we receive an acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor the acceptance as submitted.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street,

Boston, MA 02116.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

IPFLLTR-FR-P1 (1/21)	MLI092920275

Frequently asked questions (FAQ)

Offer for Contract Owners of Income Plus For Life® Series Riders

Who is being contacted?

Contract Owners of certain variable annuities who elected one of the following Income Plus For Life® Series Riders (an IPFL Rider or IPFL Joint Life Rider):

•	Income Plus for Life® (Annual Step-Up)

•	Income Plus for Life (Annual Step-Up) — Joint Life®

•	Income Plus for Life® (Quarterly Step-Up)

•	Income Plus for Life (Quarterly Step-Up) — Joint Life®

•	Income Plus for Life® 12.08

•	Income Plus for Life — Joint Life® 12.08

•	Income Plus for Life® 05.09

•	Income Plus for Life — Joint Life® 05.09

•	Income Plus for Life® 1.11

•	Income Plus for Life — Joint Life® 1.11

•	Income Plus for Life® 6.11

•	Income Plus for Life — Joint Life® 6.11

If your client does not have an IPFL Rider or if their Contract was issued in a state where this Offer is not yet approved, then they are not eligible for this Offer and will not be contacted. Contract Owners with an IPFL Rider (IPFL Contract Owners) eligible to accept this Offer must meet all the following qualifications as of the date of acceptance:

•	Contract has an IPFL Rider

•	Contract does not have the Guaranteed Earnings Multiplier Death Benefit Rider

•	Contract has not been annuitized

•	Settlement Phase of IPFL Rider has not been initiated

•	No Death Benefit claim is pending

•	Contract Value is greater than $0

•	Issue State of Contract has approved the Offer

Any Contract Owner who surrenders their Contract outside of the Offer Period is not eligible.

Which products are included in this Offer?

JHUSA Venture, Venture III, Venture 4, Venture 4 Series, Venture 7 Series, Venture Vantage and Venture Vision Variable Annuities. Venture Opportunity and Wealthmark Variable Annuities are not included in this Offer.

When will IPFL Contract Owners be contacted?

Depending on state approvals, the first phase of Offer letters is expected to be sent on or about February 26, 2021. We may launch a second phase once additional state approvals are obtained.

What type of communication will IPFL Contract Owners receive?

IPFL Contract Owners will receive a pocket folder with the following:

•	Client Offer Letter that summarizes the Offer and how to accept it, lists the Enhancement Amount, if any, and discloses the Offer Period;

•	Website details for retrieving more information (dedicated website with generic details and account portal with specific values);

•	Prospectus Supplement that outlines the Offer in detail and how it impacts their Contract and its applicable features; and

•	Offer Acceptance Form with prepaid return envelope, which is one of several ways to accept this Offer.

Will representatives be notified?

Yes, financial representatives will be provided a list of their IPFL Contract Owners along with sample Offer materials. We will send this information to them prior to notifying their clients directly.

What is being offered?

IPFL Contract Owners will be offered an opportunity to voluntarily terminate their IPFL Rider and its charges, while still remaining invested in their Contract. Accepting this Offer will also result in the termination of any Guaranteed Death Benefit(s) under their Contract, which could include the Standard Death Benefit and/or Annual Step-Up Death Benefit. After accepting the Offer, the Death Benefit will be the Contract Value.

Some IPFL Contract Owners will also be eligible to receive a payment called an Enhancement Amount, which we will add to their Contract Value if the Offer is accepted.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

This Offer is completely voluntary. No action is needed to decline the Offer. Contracts and their applicable Riders and Guarantees will remain in effect, uninterrupted, unless the IPFL Contract Owner accepts this Offer, in Good Order, as described below.

Once the Offer is accepted it cannot be undone. We will not reinstate the IPFL Rider nor applicable Guaranteed Death Benefits.

When is the Offer deadline?

•	IPFL Contract Owners in the first phase will receive a Client Offer Letter on or about February 26, 2021, and the deadline to accept the Offer (the Offer Period) is May 27, 2021 (if an Offer Acceptance Form is mailed, it must be postmarked by this date).

•	A second phase may occur once additional state approvals are obtained.

What happens when an Offer is accepted?

Once an Offer is accepted, we will: (i) terminate the IPFL Rider and any and all Guaranteed Death Benefits; (ii) stop deducting applicable Rider charges from the Contract; and (iii) change the death benefit payable under the Contract from the Guaranteed Death Benefit amount to a return of Contract Value. The Standard Death Benefit, which was available at issue for no additional charge and instead guarantees Purchase Payments less withdrawals, will not be available.

Upon acceptance of the Offer, in addition to all Rider charges being terminated, the Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under their Contract;[1]

•	restrictions on available Investment Options;[2] and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments except on Venture Vantage Contracts.[3]

If someone’s IPFL Rider currently employs the Portfolio Stabilization Process (“PSP”), this feature will cease upon acceptance of this Offer. If a Contract Owner accepts the Offer, their acceptance cannot be undone. We will not reinstate the IPFL Rider or applicable Guaranteed Death Benefits.

Will the IPFL Rider charge be increased?

We have the right to increase Rider fees up to the contractual maximum and it is possible that the fees could be increased in the future.

What happens to IPFL Contract Owners’ automatic payment plan?

If the IPFL Contract Owner is enrolled in the Income Plan or Income Made Easy Program, they can elect to start a new systematic withdrawal program identical to their current program over the phone or on the Offer Acceptance Form. If they do not elect to be enrolled, their payments under their Income Plan or Income Made Easy Program will stop.

If the IPFL Contract Owner is receiving automatic payments under a Required Minimum Distribution or Systematic Withdrawal plan, payments will continue uninterrupted.

If the IPFL Contract Owner is currently enrolled in the Dollar Cost Averaging or Asset Rebalancing Programs, accepting this Offer will not affect those Programs.

What payment will IPFL Contract Owners receive?

There is no direct cash payment associated with this Offer. Eligible IPFL Contract Owners may receive an increase to their Contract Value. We call this increase an Enhancement Amount.

For IPFL Contract Owners who are eligible to receive an Enhancement Amount, we will add it to their Contract Value as of the date the IPFL Contract Owner accepts the Offer and the acceptance is received by us in Good Order.

The Enhancement Amount, if applicable, will be allocated among current investments based on allocation instructions that the IPFL Contract Owner previously had on file (excluding any Investment Options closed to new investments).2

How is the Enhancement Amount calculated?

The Enhancement Amount, if any, is determined by taking into account items such as:

•	the Contract reserves we are holding for the IPFL Rider and any applicable Guaranteed Death Benefit(s);

•	the Owner/Annuitant’s life expectancy (based on sex and age, except where prohibited by law);

•	the current and projected Contract Value;

•	the current and projected IPFL Rider benefit and applicable death benefit; and

•	the current and projected IPFL Rider fee and applicable death benefit fees.

1

Whether Contract Owners accept this Offer or not, the Contract will continue to require prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

2

Whether Contract Owners accept this Offer or not, the Money Market Investment Option and Investment Options managed by BlackRock Variable Series Funds, Inc., and PIMCO Variable Insurance Trust will continue to be closed to new investments by all Contract Owners.

3	Venture Vantage remains subject to surrender and withdrawal charges, including on Additional Purchase Payments, but excluding on any Enhancement Value.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

If the Enhancement Amount we calculate is greater than $0, we will credit the greater of:

•	the full Enhancement Amount; or

•	$100.

It is important to note that the Enhancement Amount we calculate for the Contract could be $0, or even negative. If the Enhancement Amount we calculate is $0 or negative, the Enhancement Amount will be $0.

While we expect the Enhancement Amounts specified in the Client Offer Letter to stay the same throughout the Offer Period, under extreme market conditions we may withdraw the Offer, or change the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to Contract Owners and posted on our website at www.jhannuities.com/GMWB. If we receive an acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor the acceptance as submitted.

How will this transaction be taxed?

Any Enhancement Amount will be added to the Contract Value as additional earnings credited to the Contract and not as a contribution.

As with other Contract earnings, federal income tax on any Enhancement Amount will be deferred until it is distributed from the Contract or until the Contract Owner assigns or pledges an interest in the Contract.

However, a nonqualified Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company, trust, or other such entity) does not generally qualify for tax deferral. Any earnings, including the Enhancement Amount, would constitute ordinary taxable income to such an Owner in the year credited to the Contract. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity that holds the Contract as an agent for a natural person. This exception does not include any employer who is the nominal owner of an annuity Contract under a nonqualified deferred compensation arrangement for its employees.

If the Contract is an IRA or other qualified Contract and required minimum distributions (RMDs) are being taken, accepting the Offer will alter the method of calculating the Contract’s RMD for future years.

There may be adverse tax consequences if a Contract has Pre-Authorized Withdrawals under the Life Expectancy Distribution Program where the withdrawals were intended to qualify for the exception from the 10% penalty tax as part of a series of substantially equal periodic payments (SEPP) under Internal Revenue Code section 72(q)(2)(D) or section 72(t)(2)(A)(iv). For more information, refer to the Prospectus Supplement.

How do IPFL Contract Owners accept this Offer?

We encourage IPFL Contract Owners who choose to accept this Offer to call the dedicated line at 1-844-235-0157 to provide verbal authorization.4

They can also accept this Offer via one of the following methods:

•	Go to www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.[4]

•	Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

How do IPFL Contract Owners reject the Offer?

Contract Owners who do not wish to accept this Offer can simply not respond to the mailing. Their Contract with all existing riders or features will remain intact. Contract Owners do not need to contact John Hancock to reject the Offer.

What is the difference between this Offer and the Offer previously communicated to eligible Contract Owners in late 2019 to early 2020?

The Offer previously communicated was for eligible Contract Owners of certain variable annuities who have a Principal Plus For Life® (PPFL) Series Rider, as opposed to this Offer, which is for eligible Contract Owners of certain variable annuities who have an Income Plus For Life® (IPFL) Series Rider.

What should Contract Owners consider when evaluating the Offer?

In light of potential market volatility and the ongoing economic impact related to the world health crisis, you should consult with your financial representative to determine whether this Offer may be right for you, or whether the guarantees under your IPFL Rider may still be your best option. A suggested list of considerations is included in the Prospectus Supplement, which includes the possibility for increases to current Rider fee charges.

4	The options to provide an authorization either over the phone or online are not available for entity-owned Contracts.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

Income Plus For Life® Series Riders (“IPFL Rider”) is an optional guaranteed minimum withdrawal benefit that was available for an additional annual fee assessed on the adjusted Benefit Base and deducted from Contract Value. The annual fee varies by Rider:

Income Plus For Life® (Annual Step-Up)	0.60%
Income Plus For Life (Annual Step-Up) — Joint Life®	0.60%
Income Plus For Life® (Quarterly Step-Up)	0.75%
Income Plus For Life (Quarterly Step-Up) — Joint Life®	0.75%
Income Plus For Life® 12.08	0.85%
Income Plus For Life — Joint Life® 12.08	0.85%

Income Plus For Life® 05.09	0.90%
Income Plus For Life — Joint Life® 05.09	0.90%
Income Plus For Life® 1.11	1.00%
Income Plus For Life — Joint Life® 1.11	1.00%
Income Plus For Life® 6.11	1.00%
Income Plus For Life — Joint Life® 6.11	1.00%

The fee may increase upon Step-Up. The Owner may decline the Step-Up if the fee is increased. This fee is in addition to all Contract and asset management-related fees. IPFL could only be elected at issue, and once elected, is irrevocable except under this special Offer. Excess withdrawals may reduce the total guarantee. Annual guaranteed withdrawal amounts are not cumulative from year to year. See the prospectus for more details.

Withdrawals may be subject to withdrawal charges and will reduce the death benefit and optional benefits. In addition, withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1⁄2, a 10% federal penalty tax may also apply. Annuity Contracts contain exclusions, limitations, reductions of benefits and terms for keeping them in force.

Additional fees apply for Venture Annuities. The variable account asset fees vary by product: Venture, 1.00% for Contracts issued after May 2016 and 1.40% for Contracts issued prior to May 2016; Venture III, 1.65%; Venture 4, 1.65%; Venture 4 Series, 1.70%; Venture 7 Series, 1.15%; Venture Vantage, 1.55%; and Venture Vision, 1.65% for Contracts issued before February 12, 2007 and 1.70% for Contracts issued after February 12, 2007. Other fees include asset management related expenses and the annual administration fee (does not apply to Venture III and is waived for Contracts over $100,000). Venture Annuities and the optional riders are not available in all states; product features may vary, subject to state regulation. Annuities are long-term contracts designed for retirement purposes.

For use with policy form number series VENTURE.001, VENTURE.005, VENTURE.100, VENTURE.015 and VENTURE.11. Individual Contract form numbers may vary depending on state of issue. The tax-related information provided is general information only. John Hancock USA and its representatives do not provide tax advice. This material is not intended to be, nor shall it be interpreted or construed as, a recommendation or providing advice, impartial or otherwise. Investing involves risks, including the potential loss of principal. These products carry many individual risks, including some that are unique to each fund. Please see each fund’s prospectus to learn all of the risks associated with each investment.

Annuities are not deposits or obligations of, or guaranteed by, any bank or financial institution. Annuities are not insured by the FDIC or any other agency. While variable annuities in general are subject to investment risks, the optional Income Plus For Life® Riders provide a lifetime income guarantee based on a single life or on the lifetime durations of two Covered Persons.

Clients should carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For more information, including a prospectus that contains complete details on investment objectives, risks, fees, charges and expenses as well as other information about the investment company, visit us at www.johnhancock.com/annuities. The prospectus contains this and other information on the product and the underlying portfolios.

THIS MATERIAL IS FOR INSTITUTIONAL/BROKER-DEALER USE ONLY. NOT FOR DISTRIBUTION OR USE WITH THE PUBLIC.

John Hancock Life Insurance Company (U.S.A.)

PO Box 55444 ● Boston, MA 02205-5444 ● 1-844-235-0157 ● www.jhannuities.com/GMWB

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116. Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

IPFLFAQ-B 1/21	MLI092920271